ENVIROSAFE, CORP.
8/F, Tower B, National Software Industry Zone,
Gao Tang Xin Jian Zone, Tian He District
Guangzhou, P.R.China  510663

August 28, 2008

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, DC  20549

ATTN:    Terence O'Brien
Accounting Branch Chief

Re:	Envirosafe Corporation
Form 10-KSB for the Fiscal Year Ended December 31, 2007
Filed April 11, 2008
Form 10-QSB for the Fiscal Quarter Ended March 31, 2008 and June 30, 2008
File No. 0-52407

Gentlemen:

Thank you for your comment letter dated August 25, 2008 (the “Comment Letter”) with respect to the above-captioned Annual Report on Form 10-KSB and Quarterly Reports on Form 10-QSB.  We have filed Amendment to each report of Envirosafe Corporation, which incorporates our responses to your comments, and this letter sets forth each of our responses in outline form below.

We acknowledge that:

• We are responsible for the adequacy and accuracy of the disclosure in the filing;
• Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
• We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-KSB/A No. 1 for the Fiscal Year Ended December 31, 2007

Item 8A. Controls and Procedures, page 14

1.
We note your revised disclosures in response to comment 1 in our letter dated July 17, 2008. As previously requested, please include a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting for the registrant in future filings. Refer to Item 308T(a)(1) of Regulation S-B for guidance.

Response:

We have revised Item 8A - Controls and Procedures in the Form 10KSB/A to include the statement of our management's responsibility for establishing and maintaining adequate internal control over financial reporting for us.

Exhibit 31.1

2.	Please revise your 302 certification in future filings to address the following:
-	Remove the title from the introductory paragraph
-	Refer to the appropriate filing in the first paragraph (i.e., in this amendment, you should have referred to Form 10-KSB/A No. 1)
-	Remove the added parenthetical, "(all of which do not apply)."
Refer to Item 601(b)(31) of Regulation S-B for guidance.

Response:

We have revised 302 certification incorporating our responses to the aforementioned comments.

Exhibit 31.1

3.	In future filings, please ensure your 906 certification refers to the appropriate filing as noted in the comment above.

Response:

We have revised 906 certification for the appropriate filing.

Forms 8-K filed on August 1, 2008, and August 13, 2008

4.
In a merger accounted for as a reverse acquisition, a change in accountants occurs unless one accountant audited the financial statements of both parties to the merger. The accountant who is no longer associated with the continuing entity is considered the predecessor accountant. We note that PKF of Hong Kong, China is the certified public accountant for Guangzhou Haoyu Educational Technology Company Limited, the operating company acquired by ADDE. We further note Traci J. Anderson, CPA of Huntersville, North Carolina is your current independent registered public accounting firm. We remind you that the resignation or dismissal of an independent accountant, or its refusal to stand for re-appointment, is a reportable event. We further remind you that the engagement of a new independent accountant is a reportable even. Refer to Item 4.01 of Form 8-K for guidance.

Response:

The discussion regarding the engagement of PKF of Hong Kong, China as our independent accountant for both the parent company and all subsidiaries is not finalized. Traci J. Anderson, CPA will be our independent accountant until the engagement with PKF takes effective. A Form 8-K regarding the changes in our independent accountant will be filed at that time.

If you have any further questions or comments, please feel free to contact me.

Sincerely,

/s/ Yanbin Guo
Yanbin Guo, President